Exhibit 99.1

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH ANNOUNCES SALE OF

COMMERCIAL SEED PRODUCTION AND

DISTRIBUTION BUSINESS FOR $60 MILLION

--Conference Call to Discuss Transaction Scheduled for Wednesday, September 28th at 8:30 a.m. EST--

BEIJING, China -- September 27, 2016 – Origin Agritech Ltd. (Nasdaq: SEED) today announced the company has entered into a definitive agreement to sell its proprietary China-based commercial corn seed production and distribution business for RMB 400 million (approximately USD $60 million) to Beijing Shihui Agricultural Development Co, Ltd (“Beijing Shihui”).

This is the next phase in management’s plan to establish Origin as a global seed germplasm and biotech trait leader. Origin will retain its corn breeding and biotech research and development capabilities, which include modern laboratories, extensive field testing networks and off-season winter nursery in Hainan, to expand and pursue germplasm and trait licensing opportunities. Through Xinjiang Originbo, Origin also will maintain its “Green Pass” status, allowing it the competitive advantage of introducing new hybrid varieties to the Chinese market through an expedited government approval process.

This transaction is subject to customary closing conditions and shareholder approval. It is expected to close in the first quarter of 2017.

Following a strategic review by the special committee of the board of directors, it was determined that the sale of Origin’s proprietary commercial seed business would strengthen its balance sheet and enable it to focus on biotechnology trait and seed germplasm research and development.

“The sale and repositioning of Origin’s commercial seed business represents a significant step in evolving the company’s strategic direction and positions Origin for a stronger future,” said Bill Niebur, Origin CEO. “This transition will allow us to emphasize biotechnology and strategic partnerships both within China and around the globe. We believe the sale of these assets to Beijing Shihui realizes the value of our commercial seed business. We will utilize the proceeds to accelerate the licensing of our biotech traits and seed germplasm to other seed companies in China. We will also develop our non-genetically modified corn and soybean business in the United States, making what we believe will be a stronger and more attractive business in the years to come.”

Under the terms of this deal, the acquirer of the China-based commercial seed business will enter into separate license agreements to pay Origin a royalty stream for the present and future product portfolio and a technology access fee for the research and development effort that Origin provides going forward in the areas of product discovery and development, hybrid registration, trait integration and intellectual property protection.

The transaction includes all or substantial equity interests in Linze Origin Seed Limited, Changchun Origin Seed Technology Development Limited and DenongZhengcheng Seed Limited, the Linze branch and Zhengzhou branch of Beijing Origin Seed Limited, and certain real estate owned by Beijing Origin Seed Limited.

“Through this transaction and the development of our North American non-GM business, we believe that we are setting the stage for compelling growth opportunities,” Niebur said. “We have a very exciting future ahead of us and look forward to providing our investors with additional updates on our business in the upcoming weeks and months.”

Duff and Phelps served as the special committee’s financial advisor and Davis Polk & Wardwell LLP as legal advisor in connection with this transaction.

Beijing Shihui is an internet agricultural enterprise that provides agricultural products and technology services to farmers, suppliers and agriculture-related enterprises in China.

Conference Call

The Company will host a teleconference on September 28, 2016, at 8:30 a.m. EST / 8:30 p.m. Beijing time to discuss this transaction and answer questions from investors. To participate in the call, please dial the following numbers approximately five minutes prior to the scheduled start time.

US Toll Free:	1-888-346-8982
International Toll:	1-412-902-4272
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945

A webcast will also be available in the ‘Events’ tab of the Company's investor relations website at http://www.originseed.com.cn/en/.

A replay of the call will be available shortly after the conference call through October 5, 2016. The dial-in numbers for the replay are:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Access Code:	10093446

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Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company's intellectual property rights; and successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact Information

Media:

Jordan Rose

Office: (515) 226-0818

Email: jrose@thinkwixted.com

Investors:

Bill Zima

Phone: (203) 682-8233

Email: bill.zima@icrinc.com